Exhibit 12

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary Companies

(Unaudited)

	Three Months Ended March 31,
Millions of Dollars, Except for Ratios	2006	2005
Earnings:
Net income	$303	$129
Equity earnings net of distributions	(14)	(8)
Total earnings	289	121
Income taxes	184	78
Fixed charges:
Interest expense including amortization of debt discount	125	122
Portion of rentals representing an interest factor	60	49
Total fixed charges	185	171
Earnings available for fixed charges	$658	$370
Ratio of earnings to fixed charges	3.6	2.2